Mail Stop 4561

December 11, 2007

By U.S. Mail and Facsimile (212)872-1002

John F. W. Hunt
Chief Executive Officer
Overture Acquisition Corp.
c/o M&C Corporate Services Limited
PO Box 309GT
Ugland House
South Church Street
Georgetown, Grand Cayman
Cayman Islands

Re: Overture Acquisition Corp.
Amendment No. 1 to Registration Statement on Form S-1
Filed December 3, 2007
File No. 333-146946

Dear Mr. Hunt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1
Cover Page
Prior Comment 1

1.   We restate the comment, as the text on your cover page continues to appear in 7.5-point type, rather than the required 10-point leaded typeface. Please revise pursuant to Rule 421(d) of Regulation C.

Summary
Shareholder redemption rights…, page 18
Prior comment 10

2.   We note the revised disclosure and cross-reference. However, the new text is not marked, as required.   In your next amendment, file a redlined copy that clearly marks all new text, including the revisions on pages 19-20.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

You may contact, Babette Cooper, Staff Accountant, at (202) 551-3396 or John Nolan, Accounting Branch Chief, at (202) 551-3492 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Jessica Livingston, Staff Attorney, at (202) 551-3448 or me at (202) 551-3491 with any other questions.

Sincerely,

Todd K. Schiffman
Assistant Director
Office of Financial Services

cc: Bruce S. Mendelsohn
Akin Gump Strauss Hauer & Feld LLP
590 Madison Avenue
New York, NY 10022